Exhibit 1.5

chinadotcom Unit Signs a Definitive Agreement to Acquire a Profitable and Leading Mobile Application Developer in China

Earnings Accretive Acquisition brings high margins and recurrent revenues from China’s rapid growth SMS market

HONG KONG March 18, 2003 chinadotcom corporation (NASDAQ: CHINA), the leading integrated enterprise solutions company in Asia, today announced that hongkong.com Corporation, its 81%-owned subsidiary and Hong Kong GEM (Growth Enterprise Market) board-listed company, has signed a definitive agreement to acquire a 100% stake in the holding company of Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), a leading mobile software platform developer and application service provider in China, for a first installment of US$14 million in cash and the rest on an earn-out basis over the next two years. While it has had a relatively short operating history, Newpalm is a rapidly growing, profitable company with projected annual sales of US$12 million for 2003.

Newpalm has direct connections in 22 provinces with local network operators with a strong presence in Shandong, Zhejiang and Jiangsu Provinces and service coverage throughout China. Newpalm has six offices across the country with a total sales and customer support force of around 100 professionals. Since its entry into the SMS business, it has built a substantial base of 2.8 million paying subscribers in China with a current growth rate of over 40% per quarter. It is viewed as one of the top mobile software platform developers and mobile application services providers such as SMS applications, in terms of subscriber base and revenue size.

Newpalm has principally developed its own intellectual property of mobile applications and products compatible with GSM and CDMA networks based on an open-architecture technology platform that supports SMS (Short Message Service) and MMS (Multi-Media Message Service) and allows rapid capacity expansion. This platform is network-independent, and is connected to both major mobile telecom operators, China Mobile Communications Corporation (CMCC) and China Unicom. Earlier versions of this mobile application platform have been used by China Unicom in Fujian. In addition, Newpalm runs two R&D (Research and Development) centers, in Beijing and Nanjing, with over 40 professional application developers.

“This is our first major move to participate in the fast growing mobile data business in China and provides synergies with hongkong.com’s existing business in SMS and the planned rollout of online games,” said Rudy Chan, Chief Executive Officer of hongkong.com Corporation. “The SMS business in China has shown significant growth over the past year. Leveraging our online capabilities, this acquisition will add 2.8 million paying subscribers and will bring additional wireless and non-advertising revenue. In addition, it is expected to expand and accelerate our planned product offerings of online games and SMS-related content.”

Mobile phone users have been growing rapidly in the China market. China’s MII (Ministry of Information Industry) survey indicates that in 2002, mobile users in China reached 200 million.

SMS has also been experiencing exponential growth in China. According to a report by Pyramid Research, total SMS revenues in China in 2002 were around US$750 million and are expected to reach US$16 billion by 2007, generating greater comparable revenues than all of Western Europe.

John Xiao, Chief Executive Officer of Newpalm (China) Technology Co., Ltd., said, “The mobile data service market is one of the fastest growing sectors in China. Our proven track record in this market sector and our state-of-the-art development platform, coupled with chinadotcom’s strong financial position and online capability, I believe will further strengthen our market position and increase our market share in this growing market.”

“This acquisition fits well into our investment criteria as Newpalm is profitable and offers additional, high-margin, recurrent revenue streams,” said Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation. “The sophisticated and advanced mobile application platform developed by Newpalm should help our subsidiary, hongkong.com, build a scalable business in China’s rapid growth mobile data market.”

The impact of this acquisition on chinadotcom’s 2003 results will depend on the timing of its closing. chinadotcom expects for this to occur in April 2003 although it cannot make any assurance that the transaction will close at such time or, since the transaction is subject to customary closing conditions, for it to be consummated should those conditions not occur.

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions company offering technology, marketing and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets—the companies under chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, precision marketing, and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

For more information about chinadotcom corporation, please visit www.corp.china.com

About hongkong.com Corporation

hongkong.com Corporation (GEM Stock: 8006; Website: www.hongkong.com), the leading Asian Internet media, communications and interactive services company and a 81%-owned subsidiary and media arm of chinadotcom corporation, operates one of Hong Kong’s most visited portals, www.hongkong.com.

Partnering with world-recognized advertisers, hongkong.com has successfully generated growth in revenues from strategic online branding and sponsorships. Today, industry research validates

hongkong.com as a prime Internet brand and www.hongkong.com continues to be a preferred online communication media for advertisers to effectively reach new customers on the net.

As part of hongkong.com’s expansion strategy beyond Hong Kong, the company owns TTG Asia Media Pte Ltd, a market leader in travel-trade related publications and trade show organizer with 27 years of history.

About Newpalm

Newpalm (China) Information Technology Co., Ltd. is a leading mobile Internet technology and application services provider. Its products and services enable carriers and enterprises to deploy a broad range of wireless applications in a speedy and cost-effective manner as well as empower mobile subscribers with instant access to time-sensitive, personalized services. Newpalm also offers a complete range of WAP- and SMS-based services to mobile end-users based on their needs and preferences including personalized information, entertainment, games, mobile commerce, location-based services and more.

For more information about Newpalm, please visit http://www.newpalm.com.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations

Tel:	1 (212) 661 2160
Fax:	1 (973) 591 9976
e-mail:	craig.celek@hk.china.com